SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 October 2004

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Blocklisting Interim Review announcement dated 5 October 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 October 2004                                                                                                                               Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Cambridge Antibody Technology

2. Name of scheme

Company Share Option Plan

3. Period of return:     From  1 April 2004  to 30 September 2004

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

462,060

5. Number of shares issued/allotted
   under scheme during period

32,131

6. Balance under scheme not yet issued/allotted
   at end of period

429,929

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

129,060 31 March 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

41,109,938

Contact for queries:

Name:       Justin Hoskins

Address:    Cambridge antibody Technology
            Milstein Building
            Granta Park
            Cambridge
            CB1 6GH

Telephone:  01223 471 471

END